UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TRANSENTERIX, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89366M201

(CUSIP Number)

SOFAR S.p.A.

Via Firenze 40

Trezzano Rosa, Italy 20060

Attention: Andrea Biffi

Telephone: 0039 028083621

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89366M201

1	NAME OF REPORTING PERSON: SOFAR S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,266,098
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,266,098
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,266,098
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 89366M201

This Amendment No. 2 to Schedule 13D (this “Amendment”) is filed by SOFAR, S.p.A. (the “Investor” or the “Reporting Person”) and amends certain Items of the Schedule 13D, filed with the Securities and Exchange Commission (“SEC”) on September 30, 2015 and amended by Amendment No. 1, filed with the SEC on January 11, 2017.

Item 1. Security and Issuer

This Amendment is filed with respect to the shares of common stock, $0.001 par value per share (the “Common Stock”), of TransEnterix, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 635 Davis Drive, Suite 300, Morrisville, North Carolina 27713.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended to read as follows:

(a)-(b) The aggregate percentage of Common Stock reported owned by the Investor is 8.9%, based upon 216,345,984 shares outstanding as of December 31, 2018.

(c) Since Amendment No. 1 to Schedule 13D was filed with the SEC, the Investor has had no further transactions in the Company’s Common Stock. However, dilutive issuances of Common Stock by the Company have reduced the Investor’s percentage of beneficial ownership in the Company to less than ten percent.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2019

SOFAR S.P.A.

By:	/s/ Andrea Biffi
Name:	Andrea Biffi
Title:	Chief Executive Officer